December 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF

Amendment No. 2 to Registration Statement on Form S-1

Filed October 13, 2023

File No. 333-255175

Dear Ms. Cheng and Messrs. Dobbie, Irving and Telewicz:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on November 3, 2023 in connection with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on October 13, 2021. The comments of the Staff refer in part to the Trust’s comment response letter provided to the Staff on October 12, 2023 (the “October 12 Letter”), which responded to the comments of the Staff originally provided via e-mail on September 29, 2023.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, filed contemporaneously with this letter on December 13, 2023. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Staff Comment: Please provide us with any fact sheets that you intend on distributing for our review. We may have comments on these materials.

Response: The Sponsor does not currently intend to distribute fact sheets until after the Trust has had at least one quarter of operating history.

2.	Staff Comment: Please file the following as exhibits to the registration statement, or tell us why you are not required to do so:

•	The agreement with the Execution Agent;

•	The agreement with the Benchmark Provider; and

•	The filing fee table.

Refer to Item 601(b)(10) and (107) of Regulation S-K. In particular, we refer you to Item 601(b)(10)(i)(B) which requires you to file material contracts in which you have a beneficial interest.

Response: The Trust has filed certain material contracts as exhibits to Pre-Effective Amendment No. 3, including, among others, agreements with the Execution Agent and the Benchmark Provider, the Bitcoin Custodian, the Fund Administrator, the Transfer Agent and the Cash Custodian, as well as the filing fee table. The Trust confirms that all material contracts will be filed with the Registration Statement prior to effectiveness.

Cover Page

3.	Staff Comment: Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.

Response: Prior to effectiveness, the Trust’s registration statement will identify the initial Authorized Participant and disclose the initial price per Share. In the “Plan of Distribution” section, the Trust includes the following disclosure:

Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. For example, the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Creation Baskets. Any purchaser who purchases Shares with a view towards distribution of such Shares may be deemed to be a statutory underwriter.

Prospectus Summary

Overview of the Trust, page 1

4.

Staff Comment: We note that “the Trust does not intend to purchase or sell bitcoin directly, except that the Trust expects to sell bitcoin to pay certain expenses.” Please describe the AML, KYC and any other procedures conducted by the Trust and Sponsor to determine, among other things, whether the counterparty in any transaction is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Bitcoin Custodian may not know the counterparty, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

Response:

The following descriptions of the relevant Anti-Money Laundering and Know Your Customer (“AML/KYC”) policies and procedures has been added to the Trust’s Registration Statement under the risk factor titled “Anonymity and illicit financing risk”:

The Sponsor, the Execution Agent and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. Each of the Sponsor, the Execution Agent and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process, including thorough KYC process, such as the Authorized Participants and the Bitcoin Custodian. Authorized Participants, as broker-dealers, and the Bitcoin Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the U.S. Bank Secrecy Act (as amended) (“BSA”) and U.S. economic sanctions laws.

The Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program that provides protections intended to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

There is no guarantee that such procedures will always be effective. If the Authorized Participants, the Market Makers, the Bitcoin Custodian or the Prime Broker were to have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Trust’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for the Trust, the Sponsor, the Trustee or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Broker and its affiliates, including the Bitcoin Custodian. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.

In the ordinary course, the Trust expects that all of the Trust’s direct bitcoin transactions will be effected by the Execution Agent over-the-counter (“OTC”) with known counterparties and not through an exchange. Risks generally associated with bitcoin being used in the furtherance of criminal activity are also addressed in a new risk factor as described in response to Comment #6.

Risk Factors

Adoption Risk

If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high, page 14

5.

Staff Comment: Please discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. For example, please address the fact that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

Response: The risks related to bitcoin trading platforms not being subject to the same regulatory regime as stock exchanges are discussed under the risk factor “Risks Related to the Trust and the Shares—Bitcoin spot trading venues are not subject to the same regulatory oversight as traditional equity exchanges, which could negatively impact the ability of Authorized Participants to implement arbitrage mechanisms.” The risks related to security failures are specifically addressed under the heading “Cybersecurity Risk Related to Bitcoin.”

Pre-Effective Amendment No. 3 discusses the risks of fraud, manipulation, front-running, wash-trading and operational problems under the risk factor “Risks Related to the Markets and Service Ecosystem for Bitcoin,” including the following new language which will supplement existing disclosures:

Spot markets may be exposed to fraud and market manipulation.

The blockchain infrastructure could be used by certain market participants to exploit arbitrage opportunities through schemes such as front-running, spoofing, pump-and-dump and fraud across different systems, platforms or geographic locations. As a result of reduced oversight, these schemes may be more prevalent in digital asset markets than in the general market for financial products.

The SEC has identified possible sources of fraud and manipulation in the bitcoin market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in bitcoin manipulating bitcoin pricing; (3) hacking of the Bitcoin network and trading platforms; (4) malicious control of the Bitcoin network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in bitcoin, new sources of demand for bitcoin, etc.) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether; and (7) fraud and manipulation at bitcoin trading platforms.

Over the past several years, a number of bitcoin spot markets have been closed or faced issues due to fraud. In many of these instances, the customers of such bitcoin spot markets were not compensated or made whole for the partial or complete losses of their account balances in such bitcoin exchanges.

In 2019, there were reports claiming that 80.95% of bitcoin trading volume on digital asset exchanges was false or noneconomic in nature, with specific focus on unregulated exchanges located outside of the United States. Such reports alleged that certain overseas exchanges have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices.

The potential consequences of a spot market’s failure or failure to prevent market manipulation could adversely affect the value of the Shares. Any market abuse, and a loss of investor confidence in bitcoin, may adversely impact pricing trends in bitcoin markets broadly, as well as an investment in Shares of the Trust.

Spot markets may be exposed to wash trading.

Spot markets on which bitcoin trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume exchanges on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information.

Even in the United States, and even on regulated venues there have been allegations of wash trading. Any actual or perceived false trading in the digital asset exchange market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of bitcoin and/or negatively affect the market perception of bitcoin.

To the extent that wash trading either occurs or appears to occur in spot markets on which bitcoin trades, investors may develop negative perceptions about bitcoin and the digital assets industry more broadly, which could adversely impact the price bitcoin and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset exchanges at a relative competitive disadvantage.

Spot markets may be exposed to front-running.

Spot markets on which bitcoin trades may be susceptible to “front-running,” which refers to the process when someone uses technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized exchanges. By using bots functioning on a millisecond-scale timeframe, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a group of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running happens via manipulations of gas prices or timestamps, also known as slow matching. To extent that front-running occurs, it may result in investor frustration and concerns as to the price integrity of digital asset exchanges and digital assets more generally.

Risks Related to the Markets and Service Ecosystems for Bitcoin, page 28

6.	Staff Comment: Please add a separately captioned risk factor discussing the regulatory and reputational risks attendant to bitcoin being used in the furtherance of criminal activity.

Response: Pre-Effective Amendment No. 3 includes the following new risk factor addressing the referenced risks:

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Bitcoin blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset exchanges. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. While the Trust’s bitcoin transactions are expected to be effected by the Execution Agent over-the-counter with known counterparties, if the Trust, the Sponsor or the Trustee were to transact with a sanctioned entity, the Trust, the Sponsor or the Trustee would be at risk of potential criminal or civil lawsuits or liability.

The Trust takes measures with the objective of reducing illicit financing risks in connection with the Trust’s activities. However, illicit financing risks are present in the digital asset markets, including markets for bitcoin. There can be no assurance that the measures employed by the Trust will prove successful in reducing illicit financing risks, and the Trust is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Trust, the Sponsor or the Trustee or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Trust’s ability to operate or cause losses in value of the Shares.

Furthermore, Authorized Participants, as broker-dealers, and the Prime Broker and Bitcoin Custodian, as an entity licensed to conduct virtual currency business activity by the New York Department of Financial Services and a limited purpose trust company subject to New York Banking Law, respectively, are “financial institutions” subject to the U.S. Bank Secrecy Act, as amended (“BSA”), and U.S. economic sanctions laws. The Trust will only accept bitcoin in connection with creation and redemption requests from Authorized Participants and Market Makers who have represented to the Trust that they have implemented compliance programs that are designed to ensure compliance with applicable sanctions and anti-money laundering laws. In addition, with respect to all bitcoin delivered to the Trust by Market Makers in connection with creation requests, the Market Makers must represent to the Trust that the Market Maker will form a reasonable belief (i) as to the identities of, and conduct necessary diligence with respect to, any counterparties from whom the Market Maker obtains bitcoin being transferred and (ii) that such bitcoin being transferred by the Market Maker to the Trust were not derived from, or associated with, unlawful or criminal activity.

The Sponsor, the Execution Agent and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. Each of the Sponsor, the Execution Agent and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process including a thorough KYC process, such as the Authorized Participants and the Bitcoin Custodian. Authorized Participants, as broker-dealers, and the Bitcoin Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the U.S. Bank Secrecy Act (as amended) (“BSA”) and U.S. economic sanctions laws.

The Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program that provides protections intended to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

There is no guarantee that such procedures will always be effective. If the Authorized Participants, the Market Makers, the Bitcoin Custodian or the Prime Broker were to have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Trust’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for the Trust, the Sponsor, the Trustee or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Broker and its affiliates, including the Bitcoin Custodian. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.

The venues through which bitcoin trades are relatively new, page 28

7.

Staff Comment: Please revise to divide this risk factor into separate risk factors with headings or sub-headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the different regulatory requirements for bitcoin trading venues, the risks of fraud and security breaches at bitcoin exchanges, and the lack of certain safeguards at many bitcoin trading venues. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading.

Response: Pre-Effective Amendment No. 3 incorporates the requested revisions. With respect to the risk factors for manipulation, front-running and wash trading, please see the Trust’s response to Comment #5.

Failure of funds that hold bitcoin, page 29

8.

Staff Comment: Please reconcile your statement here that “the Shares will not be listed for trading on any securities exchanges” with your disclosures elsewhere that the Trust’s Shares are expected to be listed for trading on Cboe BZX.

Response: The Shares will be listed for trading on Cboe BZX. The statement to the contrary was included in error and has been removed.

The NAV may not always correspond to the market price of the Shares, page 34

9.

Staff Comment: We note your disclosure that the NAV of the Trust may not always correspond to the market price of its Shares. Please expand to discuss whether or not slippage is more pronounced in the trading of crypto assets as compared to other asset classes and bitcoin as compared to other crypto assets, how the amount of slippage is calculated and if it can constitute a material percentage, and whether or not you take any steps to limit its impact.

Response: The Trust and the Sponsor believe that slippage is not necessarily more pronounced in the trading of crypto assets as compared to other asset classes or in the trading of bitcoin as compared to other crypto assets. Depending on the Trust’s net assets and trading volume and the volatility of the price of bitcoin, the Trust’s shares may periodically trade at premiums and discounts. In the absence or exchange-listed spot bitcoin funds in the United States, the Sponsor has observed that the premiums and discounts of Canadian spot bitcoin ETPs have ranged from 6.50% to 4.01% over the trading history of such ETPs, with an average premium of 0.12%. To monitor the trading of digital assets such as bitcoin and ethereum, the Execution Agent requests quotes from liquidity providers to trade bitcoin or ethereum as a spread off the corresponding Bloomberg CFIX Index close. Liquidity providers are able to provide tight spreads considering the availability of the index methodology and the deep liquidity for bitcoin and ethereum. See the below table for the relevant spreads as of October 31, 2023.

	Average Spread		Weighted Average Spread
	BTC	ETH	BTC	ETH
Year to Date	0.08%	0.07%	0.08%	0.07%
2022 to Date	0.07%	0.06%	0.07%	0.05%
Since Inception[1]	0.16%	0.24%	0.07%	0.08%

[1]	The Inception Date for the Galaxy Bitcoin Index is April 5, 2021. The Inception Date for the Galaxy Ethereum Index is April 20, 2021.

The Trust has added the following disclosure to the referenced section of the Registration Statement:

The Trust and the Sponsor believe that slippage in trading (i.e., the difference between the expected price and the price at which the trade is executed) is not necessarily more pronounced in the trading of digital assets as compared to other asset classes or in the trading of bitcoin as compared to other digital assets. To monitor the trading of bitcoin and other digital assets, the Execution Agent requests quotes from liquidity providers to trade bitcoin or other digital asset as a spread off a corresponding index. While trading slippage is not expected to have a material impact on the Trust over the long term, trading slippage may from time to time be material on a given day. The Trust does not currently intend to take specific steps to limit the impact of trading slippage.

Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, page 36

10.

Staff Comment: Please expand this risk factor to describe what is deemed as an “emergency” such that the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Trust’s Shareholders.

Response: The Trust has revised the risk factor to explain that an “emergency” could include a situation where the Trust is unable to transact in bitcoin or where the Trust is unable to value its bitcoin holdings. Such a situation may arise when trading of bitcoin is suspended on one or more of the digital asset exchanges that are included in the Lukka Prime Bitcoin Reference Rate (for example, as a result of a significant technical failure, power outage or network error) or if the Trust is unable to access the bitcoin in the Trust’s bitcoin custody account at the Bitcoin Custodian due to technical or operating issues at the Trust or the Bitcoin Custodian.

The Trust notes that as it expects that all Trust bitcoin trades will be executed in the OTC market, it is not likely that the Trust’s bitcoin transactions would be directly impacted by a trading halt on one or more bitcoin trading venues. While disruptions like a bitcoin exchange going out of business or halting withdrawals, or a potential counterparty going out of business, may have an effect on overall bitcoin liquidity or cause price spreads of bitcoin to widen, the Trust does not consider that these impacts would constitute an “emergency” situation.

The Sponsor and its affiliates are subject to conflicts of interest, page 37

11.	Staff Comment: We note your response to Comment 6 of the October 12 Letter and re-issue in part. Please revise to disclose:

•	All existing conflicts of interest between your Sponsor and its affiliates and the Trust;

•	Whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest; and

•	Any code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response: The Trust has revised the Registration Statement to disclose actual and potential conflicts between the Sponsor and the Trust in a new section titled “Conflicts of Interest.” Among other things, in addition to disclosing some of the procedures for mitigating conflicts of interest, the new disclosures provide the following:

The Sponsor, the Trustee, the Execution Agent and their respective affiliates and/or employees may hold or participate in transactions related to bitcoin, either for their own account or for the account of others, such as clients. Such transactions may occur prior to, during, or after the commencement of this offering. Such transactions may not serve to benefit the Shareholders of the Trust and may have a positive or negative effect on the value of the bitcoin held by the Trust and, consequently, on the market value of bitcoin. Because these parties may trade bitcoin for their own accounts at the same time as the Trust, prospective Shareholders should be aware that such persons may take positions in bitcoin which are opposite, or ahead of, the positions taken for the Trust. There can be no assurance that any of the foregoing will not have an adverse effect on the performance of the Trust.

The Execution Agent has adopted and implemented policies and procedures that are reasonably designed to ensure compliance with applicable law, including among others a Personal Trading Accounts Policy, a Code of Ethics and Business Conduct, and a Global Policy on the Use of Confidential Information and the Prohibition of Insider Trading, which address certain conflicts of interest (together, the “Policies”). Consistent with the requirements of the Policies, the Execution Agent will implement standard operating protocols under which personnel who have access to information about creation and redemption activity in Shares of the Trust (“Bitcoin Access Persons”) report and disclose personal trading activity and holdings in bitcoin. All of the Execution Agent’s employees will be required to preclear personal transactions in the Shares of the Trust. In addition, the Sponsor will adopt a Code of Ethics that requires Bitcoin Access Persons to report and pre-clear certain transactions in bitcoin, Shares of the Trust, and certain other digital assets. Finally, trading on behalf of clients in the shares of the Trust will be subject to controls embedded in the Sponsor’s and the Execution Agent’s respective compliance programs and systems.

Risks Related to the Benchmark

Right to change Benchmark, page 39

12.

Staff Comment: We note that “[t]he Sponsor, in its sole discretion, may cause the Trust to track (or price its portfolio based upon) an index or standard other than the Benchmark at any time, with prior notice to the Shareholders, if investment conditions change or the

Sponsor believes that another index or standard better aligns with the Trust’s investment objective and strategy.” In the “Calculation of NAV” section or elsewhere, please revise to disclose the criteria the Sponsor will use to determine whether another index or standard better aligns with the Trust’s investment objective and strategy, and how and when the Sponsor will notify Shareholders.

Response: The Trust has revised the Registration Statement to disclose that the Sponsor’s Valuation Team will monitor the pricing of the Lukka Benchmark and other similar benchmarks to ensure that the Trust’s NAV is determined based on consistent, accurate pricing that the Sponsor believes is reflective of the value of the Trust’s bitcoin, and also a transparent index methodology and process.

With respect to providing notice of a change of the Trust’s benchmark, the Trust commits in the Registration Statement to providing at least 60 days’ advance notice to investors and market participants through some combination of press release, website disclosure, 8-K filing or registration statement supplement, in addition to any notice to the listing exchange required under applicable listing rules. However, as noted in response to Comment #27 below, the Sponsor’s Valuation Team is authorized to use a different methodology to determine the Trust’s NAV if the Benchmark is deemed to be unavailable or unreliable.

The Bitcoin Market

Forks and Air Drops, page 45

13.

Staff Comment: We note the Sponsor’s discretion with respect to any fork, airdrop or similar events to determine what action the Trust will take, and which network it believes is generally accepted as the Bitcoin network and should be considered the appropriate network and the associated asset as bitcoin for the Trust’s purposes. We also note the factors the Sponsor expects to take into consideration in evaluating each fork, airdrop or similar occurrence. Please revise to clarify whether you currently have criteria for determining whether to support the inclusion of forked assets, and, if so, please describe the criteria, including how you determine whether a fork is material, and describe the situations in which the Bitcoin Custodian may not agree to provide the Trust with access to the new asset. If you do not yet have criteria for determining whether to accept a forked assets, so state. Please also disclose how you will inform investors of any changes to the Trust’s policy with respect to forks and airdrops.

Response: The Trust has revised the Registration Statement to note that, with respect to any fork, airdrop or similar event, the Trust and the Sponsor will evaluate such fork, airdrop or similar event on a case-by-case basis, taking into account all considerations it deems relevant. Factors that the Sponsor may consider in such occurrence are described in the Registration Statement. The Trust expects to hold an equivalent amount of bitcoin and new asset following the hard fork. The Registration Statement has been revised to clarify that the Trust will generally accept any Incidental Rights and/or IR Virtual Currency if the Bitcoin Custodian is able to hold such assets, in which case the Trust expects to immediately sell the asset and either distribute proceeds to Shareholders or reinvest them in bitcoin. However, the Trust may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, a custodian or security service provider may not agree to provide the Trust access to the new asset. In addition, the Trust may determine that there is no safe or practical way to custody the new asset, or that trying to do so may pose an unacceptable risk to the Trust’s holdings in bitcoin, or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset, including by subjecting the Trust, the Sponsor or any of their respective affiliates to legal, regulatory, tax or reputational risks.

The timing of any such occurrence is uncertain, and the Sponsor has sole discretion whether to claim a new asset created through a fork of the Bitcoin network, subject to certain restrictions that may be put in place by the Trust’s service providers. In exercising such discretion, the Sponsor may consider a variety of factors, including whether claiming such asset could require the Trust to register under the Investment Company Act or subject the operations of the Trust to the provisions of the Advisers Act. It is expected that the Sponsor will not claim any asset that would require such registration or compliance.

With respect to providing notice of a change to the Trust’s policy on forks and airdrops, the Trust commits to providing timely notice to investors and market participants through some combination of press release, website disclosure, 8-K filing or registration statement supplement, in addition to any notice to the listing exchange required under applicable listing rules.

14.

Staff Comment: Please reconcile your disclosure in this section regarding the Sponsor’s discretion with the disclosure on page 16 which states “[i]n the event of a hard fork of the Bitcoin network, the Bitcoin Custodian will determine, in good faith, which peer-to-peer network, among a group of incompatible forks of the Bitcoin network, is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes.”

Response: The disclosure highlighted by the Staff has been amended in Pre-Effective Amendment No. 3 to indicate that, with respect to any fork, airdrop or similar event, the Sponsor shall, in good faith and as permitted by the terms of the Trust Agreement, determine what action the Trust shall take, namely whether to (i) disclaim all rights to the IR Virtual Currency so created, (ii) sell the IR Virtual Currency as soon as reasonably practicable and thereafter distribute the cash proceeds to the Shareholders of record as of the date of the Digital Asset Network Fork or airdrop that resulted in the Trust’s acquisition of the IR Virtual Currency, or (iii) distribute the IR Virtual Currency in-kind as soon as reasonably practicable to the Shareholders of record as of the date of the Digital Asset Network Fork or airdrop that resulted in the Trust’s acquisition of the IR Virtual Currency or to an agent acting on behalf of such Shareholders. The Trust will generally accept any Incidental Rights and/or IR Virtual Currency in the event of a hard fork if the Bitcoin Custodian is able to hold such assets. However, the Trust may not be able to, or it may not be practical, to secure or realize the economic benefit of the new asset. The Sponsor is under no obligation to realize any economic benefit from any Incidental Rights or IR Virtual Currency on behalf of the Trust.

15.

Staff Comment: Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

Response: Pre-Effective Amendment No. 3 includes the following examples of the impact that hard forks have had on crypto assets:

A hard fork may adversely affect the price of bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes, there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares. When Bitcoin Cash forked from the Bitcoin network, the value of bitcoin went from $2800 to $2700.

As another example of the effects of hard forks on digital assets, on September 15th, 2022, the Ethereum Network successfully completed its Merge, moving from a Proof-of-work (“PoW”) model to a Proof-of-stake (“PoS”) model. Ethereum PoW miners who disagreed with the new consensus mechanism forked the network, which resulted in the EthereumPoW network (“ETHW”). ETHW was driven by a small but vocal group of miners who wished to hold onto revenue as Ethereum switched to PoS. The vast majority of token holder votes preferred the new PoS consensus method. There was no material impact on the Ethereum network as a result of the fork. All ether holders were airdropped ETHW tokens as a result of the hard fork. However, not all liquidity providers were able to trade the new token and the ETHW token almost immediately lost most of its value.

The Trust

Overview of the Trust, page 49

16.

Staff Comment: We note your disclosure here and on the cover page and page 1 that barring extraordinary circumstances, the Trust does not intend to purchase or sell bitcoin directly, except that the Trust expects to sell bitcoin to pay certain expenses. Please revise to clarify what you mean by “extraordinary circumstances” by providing examples of such circumstances.

Response: The Trust has revised the disclosure in the Registration Statement to indicate that the Trust expects that creation and redemption transactions initially will take place in cash. When purchasing Creation Baskets, Authorized Participants will deliver cash to Market Makers or their agents, who will deliver the requisite amount of bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Creation Baskets. Alternatively, the Authorized Participants may deliver cash to the Trust’s Cash Custodian in exchange for Creation Baskets. The Execution Agent will be responsible for acquiring the requisite amount of bitcoin on behalf of the Trust. When redeeming Creation Baskets, Market Makers or their agents will receive bitcoin from the Trust through the Bitcoin Custodian in exchange for the redemption of Creation Baskets. The Market Makers or their agents will deliver the requisite amount of cash to the Authorized Participants in satisfaction of the redemption. Alternatively, the Execution Agent will sell the requisite amount of bitcoin on behalf of the Trust, and the Trust’s Cash Custodian will deliver the cash proceeds to the Authorized Participants in satisfaction of the redemption.

Further, the Trust has revised disclosure to note that it expects to direct the Execution Agent to sell bitcoin in the event of a liquidation or to pay extraordinary expenses, including but not limited to, taxes and governmental charges, any applicable brokerage commissions, financing fees, Bitcoin network fees and similar transaction fees, expenses and costs of any extraordinary services performed by the Sponsor (or any other service provider) on behalf of the Trust to protect the Trust or the interests of Shareholders (including, for example, in connection with any fork of the Bitcoin blockchain, any Incidental Rights and any IR Virtual Currency), any indemnification of the Cash Custodian, Bitcoin Custodian, Administrator or other agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters.

Description of Lukka Prime, page 50

17.	Staff Comment: We note your response to Comment 8 of the October 12 Letter and re-issue in part. Please enhance your disclosure to address the following:

•

Include a table with market share and volume information for each Benchmark Pricing Source. Your revised disclosure should illustrate each exchange’s proportionate representation of the global bitcoin market, and include a brief description of each of the Benchmark Pricing Sources, including where they are licensed or regulated, and a discussion on the price differentials and trading volumes across the exchanges;

•	Update the list of exchanges that make up the Benchmark Pricing Sources to the most recent practicable date;

•	Disclose here, if true, that the Sponsor may, in its sole discretion, change either the Benchmark or Benchmark Provider without Shareholder approval;

•

Disclose how the Sponsor will notify investors of any material adjustments to the Benchmark such as a change in methodology or a change in Benchmark Pricing Sources, or the Sponsor’s decision to change the Benchmark or the Benchmark Provider; and

•	Describe the material terms of the agreement with the Benchmark Provider.

Response: The requested disclosure revisions have been made and are reflected in Pre-Effective Amendment No. 3. In particular, the following information has been added to the section titled “Description of Lukka Prime”:

The below table contains the market share and volume information for each Benchmark Pricing Source with U.S. Dollar-bitcoin trading pairs. Note that the Benchmark Provider will prioritize U.S. Dollar trading pairs before using exchanges where other pairs, such as stablecoins, are used:

2023 XBT - USD Lukka Prime Volumes (January 1, 2023 – October 1, 2023)*

Exchange	Volume (%)
Bitflyer	0.23%
Bitfinex	7.58%
Bittrex[1]	0.17%
Bitstamp	9.15%
Coinbase	66.01%
Gemini	1.96%
Kraken	14.90%

The Benchmark Pricing Sources are described below.

Exchanges with U.S. Dollar trading pairs:

Bitfinex: A British Virgin Islands-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Bitfinex is also licensed as a Digital Asset Service Provider from the Central Reserve Bank of El Salvador.

Bitflyer: A Japan-based exchange registered as a Virtual Currency Exchange from the Japan Financial Services Agency. Bitflyer is also licensed as a virtual currency business under the New York State Department of Financial Services BitLicense.

[1]	Bittrex was removed as a Benchmark Pricing Source on November 21, 2023.

Bittrex: A Liechtenstein-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Bittrex is also licensed in Bermuda and Liechtenstein. On November 20, 2023, Bittrex announced its intention to wind down its operations and disable trading activity effective December 4, 2023. On November 21, 2023, Bittrex was removed as a Benchmark Pricing Source as a result of its announcement.

Bitstamp: A U.K.-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Bitstamp is also licensed as a virtual currency business under the New York State Department of Financial Services BitLicense.

Coinbase: A U.S.-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Coinbase is also licensed as a virtual currency business under the New York State Department of Financial Services BitLicense.

Gemini: A U.S.-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Gemini is also licensed as a virtual currency business under the New York State Department of Financial Services BitLicense.

Kraken: A U.S.-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network. Kraken is also registered as a Digital Currency Exchange Provider with the Australian Transaction Reports and Analysis Centre.

Exchanges without U.S. Dollar trading pairs:

Binance: A Cayman Islands-based exchange with a Digital Asset Service Provider registration from the Autorité des Marchés Financiers, MVP Preparatory License from Dubai’s Virtual Assets Regulatory Authority and a variety of other licenses across the European and Asia-Pacific regions.

Crypto.com: A Singapore-based exchange with a Digital Token License from the Monetary Authority of Singapore. Crypto.com is also registered as a Money Services Business with the Financial Crimes Enforcement Network.

HitBTC: A British Virgin Islands-based exchange that currently does not hold any licenses from any licensing authorities.

Huobi: A Gibraltar-based exchange with a Distributed Ledger Technology Provider License from the Gibraltar Financial Services Commission. Huobi is also registered as a Digital Currency Exchange Provider with the Australian Transaction Reports and Analysis Centre.

KuCoin: A Seychelles-based exchange that currently does not hold any licenses from any licensing authorities.

OKX (fka OKEx): A Seychelles-based exchange with a MVP Preparatory License from Dubai’s Virtual Assets Regulatory Authority.

Poloniex: A Seychelles-based exchange registered as a Money Services Business with the Financial Crimes Enforcement Network.

FTX and FTX US were removed as a Benchmark Pricing Source by the Benchmark Provider on November 10, 2022 and November 11, 2022, respectively, as a result of the collapse and subsequent bankruptcy filings of those firms. On November 21, 2023, Bittrex was removed as a Benchmark Pricing Source as a result of its announcement that it intends to wind down its operations and disable trading activity effective December 4, 2023. There have been no other changes to the Benchmark Pricing Sources since the fourth quarter of 2022. A list of the Benchmark Pricing Sources is maintained on the Benchmark Provider’s website.

The Trust confirms that the Sponsor may, in its sole discretion, change either the Benchmark or Benchmark Provider without Shareholder approval.

In the event that the Benchmark Provider changes the methodology of the Benchmark, the Benchmark Provider will inform the Sponsor of the nature of the change and the timeline for implementation. The Sponsor will notify investors of material changes to the Benchmark, or the Sponsor’s decision to change the Benchmark or the Benchmark Provider, by providing notice to investors and market participants as promptly as practicable through some combination of press release, website disclosure, 8-K filing or registration statement supplement, in addition to any notice to the listing exchange required under applicable listing rules.

In addition, the following disclosure describing the agreement with the Benchmark Provider has been added in the section titled “Material Contracts”:

Master Services Agreement

The Sponsor has entered into a Master Services Agreement with the Benchmark Provider (the “Master Services Agreement”). Under the Master Services Agreement, the Benchmark Provider grants to Fund a license to access and use the Benchmark in addition to other services of the Benchmark Provider. The Master Services Agreement limits the Benchmark Provider’s liability to exclude, among others, (i) loss of profits and any indirect damages arising out of the Master Services Agreement and (ii) any breach of the Benchmark Provider’s servers or systems, including any hacking or unauthorized access to customer data. The Master Services Agreement also includes master terms that apply to other agreements between the Fund and the Benchmark Provider, including the Benchmark Provider Agreement, discussed below.

Calculation Services Subscription Agreement

The Sponsor has entered into a Calculation Services Subscription Agreement with the Benchmark Provider (the “Benchmark Provider Agreement”). Under the Benchmark Provider Agreement, the Benchmark Provider agrees to provide and update the Sponsor and other identified parties with the value of bitcoin as calculated according to the methodology described in the “Description of Lukka Prime” section above, at agreed upon time frames, in exchanged for a fixed annual fee payable by the Sponsor.

18.	Staff Comment: Please disclose the extent to which any bitcoin exchanges have previously been removed from the Benchmark by the Benchmark Provider and the reasons therefor.

Response: FTX and FTX US were removed from the Benchmark by the Benchmark Provider on November 10, 2022 and November 11, 2022, respectively. Bittrex was removed from the Benchmark by the Benchmark Provider on November 21, 2023. Disclosure noting these removals has been added as described in response to Comment #17 above.

In the case of FTX and FTX US, the Benchmark Provider determined to remove those firms from the Benchmark as a result of the collapse and subsequent bankruptcy filings made by those firms. Bittrex was removed as a result of its announcement that it intends to wind down its operations and disable trading activity effective December 4, 2023.

19.

Staff Comment: Please disclose the date that the Benchmark was launched here and in the risk factor disclosure on page 38. In addition, to the extent material to understanding the performance of the Benchmark, please include a chart comparing the historical Benchmark to the prices on the each of the Benchmark Pricing Sources included in the Benchmark.

Response: The requested disclosure revisions have been made and are reflected in Pre-Effective Amendment No. 3. In particular, the following disclosure has been added to the section titled “Description of Lukka Prime”:

The Benchmark Provider launched the Benchmark in January 2020, and the Benchmark has been back-populated to January 2014. The below graph compares the historical Benchmark returns to the prices on each of the Benchmark Pricing Sources with U.S. Dollar-bitcoin trading pairs on October 31, 2023.

As is evident from the foregoing graph and as expected given arbitrage activity across exchanges, the historic Benchmark returns have aligned closely to the prices of bitcoin on each of the Benchmark Pricing Sources with U.S. Dollar-bitcoin trading pairs.

20.

Staff Comment: We note your disclosure here that “[t]he Benchmark Provider periodically reassesses the exchanges eligible to be considered Benchmark Pricing Sources, and makes adjustments as needed.” Please revise to describe in greater detail the adjustments that may be made to the Benchmark and the impact that such adjustments could have on the NAV of the Trust.

Response: For clarity, the word “adjustments” in this context refers specifically to changes in the eligible exchanges. The Trust has added the following disclosures regarding such changes:

In pursuit of its commitment to provide the highest quality, institutional grade product offerings, the Benchmark Provider adheres to strict oversight practices. As part of this oversight, the Benchmark Provider maintains formal governance boards to oversee its data products. The Benchmark Provider’s Price Integrity Oversight Board (“PIOB”) seeks to ensure the integrity and validity of the Benchmark Provider’s pricing and valuation products and to also ensure that products remain fit for purpose. One of the PIOB’s responsibilities, among others, is to determine the market data that is utilized in the Benchmark Provider’s pricing and valuation processes. This includes any approval of new sources of market data and the suspension or discontinuation of existing sources of market data. Additionally, the Benchmark Provider’s PIOB regularly reviews eligible exchanges, including any new sources of pricing information. As it pertains to the impact on the NAV of the Trust, the continuous monitoring of pricing data helps ensure that pricing accurately reflects the economic reality that the benchmark is intended to measure. A change in the Benchmark Pricing Sources may result in a change in the Trust’s NAV.

The Trust supplementally notes that Benchmark Provider was the first company serving the digital asset industry to perform an AICPA SOC 1 Type II audit in 2018 and then a SOC 2 Type II in 2019 and have completed each audit annually since then. The Benchmark Provider has obtained an ISO/IEC 27001 Certification in November 2022. In May 2023, the Benchmark Provider announced the completion of a review by an independent Big 4 accounting firm of the Benchmark against IOSCO Principles for Financial Benchmarks.

21.	Staff Comment: Please revise to describe the Benchmark Provider’s oversight procedures to ensure the integrity of the Benchmark. If there is no such oversight procedure, so state.

Response: Pre-Effective Amendment No. 3 describes the Benchmark Provider’s oversight procedures, as described in response to Comment #20 above.

22.	Staff Comment: For Step 1, describe how each of the characteristics (oversight, microstructure and technology) is evaluated and weighted in order to arrive at the Base Exchange Score.

Response: The Trust’s Registration Statement has been revised in Pre-Effective Amendment No. 3 to reflect that the characteristics of the Benchmark are evaluated and weighted as follows:

•

Oversight (35%): This score reflects the rules in place to protect and to give access to investors and is a function of a variety of factors. The score assigned for exchange oversight will depend on parameters such as jurisdiction, regulation, “Know Your Customer and Anti-Money Laundering Compliance” (KYC/AML), etc. Benchmark Participants will receive a higher score if they are subject to more stringent regulation, including comprehensive KYC/AML screening, and the level of currency oversight and regulation in their home jurisdiction.

•

Microstructure Efficiency (30%): The second exchange characteristic is microstructure efficiency. The Benchmark takes the effective bid-ask spread as a proxy for efficiency. For each exchange and currency pair, the Benchmark takes an estimate of the “effective spread,” which is a common approach to measuring trade execution costs.

•

Data Integrity (25%): Data Integrity provides a metric of how consistent an exchange’s trading activity is with its underlying market microstructure. This is done by aligning an exchange’s trade data for a given product with quotes data pertaining to the same market. Exchanges whose traded prices deviate outside the spreads indicated by the quotes data are penalized. This would potentially expose nefarious actions such as wash trading or other potential manipulation of data. The metric is computed by joining a sample of trades with quotes by exchange, product and time. With this, we compute the maximum observed ask price and the minimum observed bid price over a rolling window in time. This serves to define a range of possible trade prices that would be expected based on the quotes data. We then aggregate this dataset by exchange, computing the fraction of transactions where the trade price was within the expected range as computed in the prior step. This fraction is multiplied by 100 to give the data integrity score.

•

Data Transparency (10%): Transparency is the term used for a quality score that is determined by the level of detail of the data offered by an exchange. Similar to the jurisdiction hierarchy, Level 1, the highest level in the transparency hierarchy, is assigned 100 points and is reduced by 20 points for each subsequent lower level. The most transparent (Level 1) exchanges offer order-level data, followed by order book (Level 2), trade-level (Level 3), candles (Level 4), and then no data (Level 5).

The complete White Paper for the Benchmark, which includes a detailed explanation of the Base Exchange Score, is available for download on the Benchmark Provider’s website, as disclosed in the Registration Statement.

The Trust’s Expenses, page 51

23.

Staff Comment: We note your disclosure that the Sponsor Fee will be calculated by the Administrator “based on the quantity of bitcoin held by the Trust.” Please revise to clarify how the Administrator makes such calculation. In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee.

Response: The requested disclosure revisions have been made and are reflected in Pre-Effective Amendment No. 3. In particular, the referenced section has been revised to include the following:

The Sponsor Fee will be accrued daily and paid monthly in arrears in U.S. dollars, and will be calculated by the Administrator. The Administrator will calculate the Sponsor Fee on a daily basis by applying the [    ]% annualized rate to the Trust’s total net assets. To cover the Sponsor’s Fee, and extraordinary expenses not assumed by the Sponsor, the Sponsor or its delegate will cause the Trust (or its delegate) to instruct the Execution Agent to convert bitcoin held by the Trust into U.S. dollars. The NAV of the Trust and the number of bitcoins represented by a Share will decline each time the Trust accrues the Sponsor’s Fee or any Trust expenses not assumed by the Sponsor. The Trust is not responsible for paying any costs associated with the transfer of bitcoin to or from the Trust in connection with paying the Sponsor’s Fee or in connection with creation and redemption transactions.

24.

Staff Comment: We note your disclosure that the Sponsor has agreed to pay all of the Trust’s ordinary expenses out of the Sponsor’s unified fee, and the Trust may incur certain extraordinary expenses that are not contractually assumed by the Sponsor. Please revise to clarify whether any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee are capped.

Response: The Trust has revised the Registration Statement to reflect that there is no cap on the Trust’s ordinary expenses payable by the Sponsor out of the Sponsor’s unified fee. As noted by the Staff’s comment, and as described in response to Comment 16 above, the Trust may incur extraordinary expenses, which are not contractually assumed by or payable by the Sponsor.

Calculation of NAV, page 51

25.

Staff Comment: We note your response to Comment 9 of the October 12 Letter and your disclosure on page 51 related to the calculation of NAV. Based on your disclosure, it appears the Benchmark Provider will establish a principal market for bitcoin, and you will use the price on that market to determine the value of bitcoin held by the Trust. Further, it appears from your disclosure on pages 3 and 50 that you have determined the process utilized by the Benchmark Provider to provide a fair market value for bitcoin aligns with U.S. GAAP. Please explain to us in greater detail how your fair value measurement methodology, and determination of principal market, is consistent with the guidance in ASC Topic 820-10. Please address the following in your response:

•	Clarify how you considered the guidance in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity;

•	Tell us if you or your Authorized Participant plan to transact in any, or all, of the specific exchanges listed on pages 3 and 50 of the amendment that are used by the Benchmark Provider;

•

Tell us if you or your Authorized Participant plan to transact in multiple markets and the types of markets in which you expect to transact; in that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market); and

•	Explain how you considered the guidance in ASC 820-10-35-5A that indicates the principal market is presumed to be the market in which the entity would normally transact.

Response: The Trust will determine the principal market for bitcoin in accordance with ASC Topic 820-10, and such determination is considered from the Trust’s perspective. The Benchmark follows a methodology designed to identify the principal market for bitcoin at a given time. Procedures will be implemented to review and confirm the prices utilized to value bitcoin reflect fair value in accordance with ASC Topic 820 and will be reviewed by the Sponsor’s Valuation Committee on a periodic basis.

With respect to the Trust’s Authorized Participants, the Trust notes that it has no authority over which exchanges the Authorized Participants might transact on, although the Trust expects that most Authorized Participants may transact on several of the exchanges used by the Benchmark Provider. The Trust notes that for transactions in which it is selling bitcoin, it may do so in principal to principal transactions, although the Trust is eligible to execute trades on all of the exchanges used by the Benchmark Provider. While the principal to principal market is the market in which it would normally transact for sales of bitcoin, in considering all information reasonably available in accordance with the guidance in ASC 820-10-35-5A, the Trust notes that the market with the greatest trading volume generally is the principal market identified by the Benchmark. The Trust views this evidence to the contrary as an appropriate basis to determine a primary market that is not the principal to principal market, in accordance with the guidance in ASC 820-10-35-5A.

26.

Staff Comment: We note your response to Comment 9 of the October 12 Letter and the related revisions to your disclosure. In your disclosure on page 52 you describe actions the Sponsor’s Valuation Team may take if unusual pricing is detected. Please tell us whether you expect these actions (such as the use of an alternative benchmark) to be part of your determination of fair value for financial statement purposes in accordance with U.S. GAAP.

Response: As noted in response to Comment #12, in connection with the daily calculation of the Trust’s NAV, the Sponsor’s Valuation Team will monitor trading on various digital asset exchanges for unusual pricing. In addition, the Sponsor’s Valuation Team will monitor the pricing of the Lukka Benchmark to ensure that the Trust’s NAV is determined based on consistent, accurate pricing that the Sponsor believes is reflective of the value of the Trust’s bitcoin, and also a transparent index methodology and process. With respect to the preparation of the Trust’s financial statements, the Sponsor will make determinations as to fair value in accordance with U.S. GAAP. Based on extensive back testing performed by the Benchmark Provider, as well as the liquidity and pricing transparency of the bitcoin market, the Sponsor rates the risk of “unusual pricing” being provided by the Benchmark Provider as low. Despite the low risk of occurrence, procedures have been implemented for the Sponsor’s Valuation Team should this situation occur. Consistent with the process employed for all assets in which “unusual pricing” is detected, the Valuation Team will contact the Benchmark Provider and ask for confirmation of the published price along with related support. This is reviewed and then compared to other third-party data providers. Should the Valuation Team make the determination that the Benchmark price does not represent fair value, a good faith fair value recommendation would be made by the Sponsor’s Valuation Team to the Sponsor’s Valuation Committee and then approved prior to implementation by the Sponsor’s Valuation Committee. The specifics of that recommendation would be based on facts and circumstances.

27.

Staff Comment: Please disclose what policies or procedures you have in place if the Benchmark becomes unavailable or if the Sponsor or Administrator determines that the Benchmark does not reflect an accurate bitcoin price.

Response: The Sponsor’s Valuation Team will monitor the Lukka Benchmark to determine whether the Benchmark becomes unavailable or if the Sponsor’s Valuation Team determines that the Benchmark does not reflect an accurate price of bitcoin. In the event the Benchmark becomes unavailable or is deemed unreliable, the Sponsor’s Valuation Team will evaluate the prices of other similar benchmarks in an effort to ensure that the Trust’s NAV is determined based on consistent, accurate pricing that the Sponsor believes is reflective of the value of the Trust’s bitcoin, and also a transparent index methodology and process. Based on extensive back testing performed, liquidity and pricing transparency in this market, the Sponsor rates the risk of the Benchmark becoming unavailable or determined by the Sponsor’s Valuation Team to not reflect an accurate bitcoin price to be low. Despite the low risk of occurrence, procedures have been implemented for the Valuation Team should this situation occur. The following disclosure has been added to the “Calculation of NAV” section:

In the event the Benchmark becomes unavailable or if the Sponsor or Administrator determines that the Benchmark does not reflect an accurate bitcoin price, an independent assessment to designate the Trust’s principal market is performed by looking at pricing and transaction volume information from eligible exchanges in which the Trust transacts only incorporating those. Typically, this will involve a multi-step process conducted by the Sponsor’s Valuation Team to identify the principal market for bitcoin on a given day:

First, a list of eligible bitcoin exchanges in which the Trust transacts is compiled and ranked in descending order based on the prior twelve months of volume of bitcoin traded on each exchange.

Second, any exchanges that do not comply with licensing requirements which are applicable to the Trust and the Authorized Participants are excluded.

Third, reviews of intra-day pricing are completed to identify any material variances which may impact the price information provided by a particular exchange. A bitcoin exchange is then selected as the Trust’s principal market and pricing consumed from that exchange.

Even if the Benchmark is deemed to be available and reliable, the aforementioned process is completed periodically as deemed necessary by the Sponsor’s Valuation Team in order to assess and evaluate the effectiveness of the process.

28.

Staff Comment: You state that the “pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides the Sponsor’s Valuation Team an opportunity to algorithmically detect, flag, investigate, and address unusual pricing should it occur.” Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Benchmark and/or NAV. In that regard, please provide a definition for “Sponsor’s Valuation Team” and describe what tools the team has to detect unusual pricing.

Response: Pre-Effective Amendment No. 3 discloses the below information in the “Calculation of NAV” section to clarify how the Sponsor will monitor and correct for unusual pricing:

Consistent with the daily pricing of all securities held in the Sponsor’s funds that are registered under the 1940 Act, daily valuation oversight resides with the Sponsor’s Valuation Team. The Sponsor’s Valuation Team is an

independent control function within the Sponsor with the responsibility for oversight of asset pricing. Standardized controls (such as exception-based reports) are in place and run daily prior to NAV dissemination to detect “unusual pricing.” This includes, but is not limited to, missing price reports, unchanged price reports, and large daily price variance reports. Specifically with respect to the Trust, the Sponsor’s Valuation Team will monitor the pricing of the Benchmark to ensure that the Trust’s NAV is determined based on consistent, accurate pricing that the Sponsor believes is reflective of the value of the Trust’s bitcoin, and also a transparent index methodology and process. In addition, the Sponsor’s Valuation Team may seek information and recommendations from the Execution Agent, the Benchmark Provider, the Bitcoin Custodian or others regarding bitcoin valuation issues and potential bitcoin market events.

All price updates are communicated to the Administrator only by the Sponsor’s pricing team. No members of the investment or other business-related teams are authorized to provide pricing instructions to the Administrator. Price updates are communicated to the Administrator prior to NAV finalization and therefore would be incorporated in that day’s NAV.

Intraday Indicative Value, page 52

29.

Staff Comment: Please clarify how the intraday indicative value is calculated throughout the day. In this regard, we note your disclosure that IIV is calculated “by using the prior day’s closing NAV as a base and updating that value throughout the trading day to reflect changes in the most recently reported price of bitcoin as reported by the Benchmark Provider or another reporting service.” Please clarify how the Benchmark Provider calculates and reports the bitcoin price throughout the day and under what circumstances the price would be derived from another reporting service.

Response: The Trust has revised the registration Statement to clarify that the IIV is calculated in accordance with the Lukka Prime Bitcoin Reference Rate on each business day when the NYSE is open for regular trading, which is calculated every second from 9:30 a.m. to 4:00 p.m. Eastern Time on each day the NYSE is open for regular trading. The IIV calculated by Benchmark Provider will be disseminated during each business day every 15 seconds by one or more major market data vendors.

Additional Information About the Trust

Dissolution of the Trust, page 54

30.

Staff Comment: Please clarify whether Shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust’s bitcoins will be sold in connection with the termination of the Trust.

Response: The Trust’s Registration Statement has been revised to disclose that, consistent with the Declaration of Trust, upon dissolution of the Trust, the Trustee will wind up the business and affairs of the Trust and direct the Execution Agent to sell all the bitcoin remaining in the Trust in an orderly manner. Following the liquidation of the Trust’s bitcoin, any remaining outstanding Shares will be redeemed for cash and distributed to Shareholders in accordance with the provisions of Declaration of Trust.

The Trust’s Service Providers

The Sponsor, page 56

31.

Staff Comment: Please discuss here the Sponsor’s relative experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. Please also add a risk factor describing any risks arising from the Sponsor’s level of experience in the crypto asset markets.

Response: The disclosure set forth has been added in the sections titled “The Trust’s Service Providers—The Sponsor” and “The Trust’s Service Providers—The Execution Agent,” respectively, in the Registration Statement.

The Sponsor has significant experience overseeing exchange-traded products, including both 1940 Act-registered exchange-traded products and non-1940 Act-registered exchange-traded products. The Sponsor currently oversees over 200 exchange-traded products with assets totaling $551 billion as of June 30, 2023. The Sponsor launched its Invesco Physical Bitcoin ETP in the Europe, Middle East and Africa markets in January 2022. By managing its own products and through its relationships with the Execution Agent and the Bitcoin Custodian, the Sponsor has amassed significant knowledge regarding bitcoin and the digital asset markets.

The Execution Agent offers passive private funds in both the Bitcoin and Ethereum markets, including funds in Brazil and Canada which track the prices of bitcoin and ether. Galaxy also offers active strategies such as its Flagship Liquid Alpha Fund, which seeks to provide access to the current and next generation of essential digital assets. Galaxy also has experience in the bitcoin and digital asset markets through its affiliates, including Galaxy Digital Capital Management LP, which has been appointed as a fiduciary in the bankruptcy liquidation of FTX Trading Ltd. and acts as a fiduciary managing outside capital.

In addition, the Registration Statement has been updated to include the following new risk factor:

As the Sponsor and its management have limited history of operating investment vehicles like the Trust, their experience may be inadequate or unsuitable to manage the Trust.

While the Sponsor, its management team, and the Execution Agent operate other investment vehicles that, like the Trust, specifically deal with digital assets, they have a limited track record. This limited experience poses several potential risks to the effective management and operation of the Trust. Digital assets, such as bitcoin, are known for their high volatility, unique technical, legal and regulatory challenges, and rapidly evolving market dynamics. The Sponsor’s limited experience in this specific field may not fully equip them to navigate these complexities effectively.

The past performance of the Sponsor’s or the Execution Agent’s management in other investment vehicles are no indication of their ability to manage an investment vehicle such as the Trust. The unique nature of digital assets makes past performance an unreliable indicator of future success in this area. The digital asset market is technology-driven and requires a deep understanding of the underlying blockchain technology and security considerations. The Sponsor’s limited experience may not fully encompass the technical expertise required to mitigate risks such as cyber threats, technological failures, or operational errors related to digital asset transactions and custody.

Should the experience of the Sponsor, its management team, or the Execution Agent prove inadequate or unsuitable for managing a digital asset-based investment vehicle like the Trust, it could result in suboptimal decision-making, increased operational risks, and potential legal or regulatory non-compliance. These factors could adversely affect the Trust’s operations, leading to potential losses for investors or a decrease in the Trust’s overall value.

Furthermore, the Sponsor and the Execution Agent are currently engaged in the management of other investment vehicles which could divert their attention and resources. If the Sponsor were to experience difficulties in the management of such other investment vehicles that damaged the reputation of either the Sponsor or the Execution Agent, it could have an adverse impact on their ability to continue to serve as Sponsor or Execution Agent, respectively, for the Trust.

The Execution Agent has agreed to co-brand and co-market the Trust, and the Sponsor has licensed the use of certain Execution Agent trademarks, service marks and trade names in connection with the Trust. The Execution Agent is a leader in digital asset investing and trading and has extensive knowledge of and experience with digital asset investing and related services and markets.

The Execution Agent, page 57

32.

Staff Comment: Please describe the process in which the Execution Agent sells bitcoin on behalf of the Trust, including how the bitcoin is transferred from the Bitcoin Custodian to the Execution Agent and then sold for U.S. dollars and who is responsible for any transaction fees.

Response: The Trust’s bitcoin is not transferred from the Bitcoin Custodian to the Execution Agent. Instead, the Execution Agent transacts on the Trust’s behalf upon instruction from the Sponsor. The following language has been added to the section titled “The Execution Agent” of the Registration Statement:

The Trust also may utilize the services of the Execution Agent to purchase or sell bitcoin in connection with cash creations and redemptions. When selling bitcoin on behalf of the Trust in connection with a redemption transaction, the Sponsor provides instructions to the Execution Agent, who identifies a counterparty. Based on these instructions, the Bitcoin Custodian then initiates the transfer of bitcoin to the counterparty in exchange for cash which is distributed by the Cash Custodian.

Custody of the Trust’s Assets, page 57

33.	Staff Comment: We note your response to Comment 10 of the October 12 Letter and re-issue in part. Please revise to provide a materially complete discussion of:

•	The Bitcoin Custodian’s personnel and system to access private key information, and whitelisting procedures;

•	Any entity that will be responsible and process for verifying the existence of the bitcoins;

•	The procedures for moving the Trust’s assets out of cold storage in connection with redemptions and the payment of the Trust’s expenses;

•	The procedures for moving bitcoin into cold storage in connection with creations; and

•	The insurance coverage of the Custodian and the degree to which the insurance policy protects the Trust’s assets held by the Custodian.

We note that you have provided a summary of your custody procedures, but you should discuss your custody procedures in greater detail here.

Response: Pre-Effective Amendment No. 3 includes the requested disclosures, provided by the Bitcoin Custodian. Specifically, the following disclosure has been added to the section titled “Custody of the Trust’s Bitcoin”:

Bitcoin Custodian Access to Private Keys and Whitelisting

The Bitcoin Custodian uses two distinct wallet architectures to support the Trust’s operations. There is the Coinbase Prime Custody Vault environment that provides the storage where assets will be secured when not involved in Creation or Redemption. Additionally, there is the Coinbase Prime Trading Balance environment where assets move through the Coinbase trading wallets for matching, settlement, and trade execution.

Coinbase Prime Custody Vault

The following groups of personnel are involved in the Coinbase Prime Custody Vault wallet digital signing process. Bitcoin Custodian personnel that participate in wallet private key use activities each have access to material that is necessary to complete a transaction, but the material they have access to is not by itself sufficient to use a wallet private key and sign a transaction unilaterally (e.g., there is segregation of duties enforced between those that can initiate a private key use request, and those that can participate in wallet private key use).

•

The Trust: The Sponsor, acting on behalf of the Trust, is responsible for creating and approving the transaction (including specifying transaction details) within the Prime Platform. Clients have the ability to manage address whitelist, where funds are permitted to be sent outside the boundaries of Coinbase’s environment. Modifications to the address book require client consensus and client-owned hardware two-factor authentication (2FA).

•

Facilitation: The Bitcoin Custodian has a back-office operations team that supports validation of transaction intent, facilitates optional client video authorization calls, and collaborates with the operators to track transaction processing.

•

Key Management & Physical Access: Private keys are encrypted and secured with cryptographically enforced consensus policies and stored in offline vaults. A secure system is responsible for uploading encrypted key share materials from a secure storage facility based on authorization from human operators. Access to a Bitcoin Custodian secure storage facility and materials therein is physically and logically restricted from a different operator group required for wallet private key use.

•

Key Use: A group of human operators is responsible for providing the necessary cryptographic material to allow access to the private key. Cryptographic consensus must be achieved across this group of human operators before a wallet private key can be used, and transactions signed to be broadcast on-chain.

Upon cryptographic consensus being achieved the transaction is processed. The Bitcoin Custodian securely signs the transaction and broadcasts to the blockchain. All system-to-system authentication and authorization is enforced to ensure that unauthorized services are blocked from accessing resources supporting wallet operations.

Coinbase Prime Trading Balance

For the ETF trading and settlement environment, clients have configurable security controls that mirror those of the Vault wallet.

Specifically, the Sponsor, on behalf of the Trust, has the ability to manage their address allowlist where funds are permitted to be sent outside the boundaries of the Bitcoin Custodian’s environment. Modifications to the address book require client consensus and client-owned hardware two-factor authentication (2FA).

The wallet private keys are secured in an online, isolated, high security system that leverages hardware security modules (HSMs). Transaction signing occurs automatically within this secure environment.

In the Coinbase Prime Trading Balance, any human access to the environment is exceptional, requiring additional secure authentication protocols, and is actively monitored and logged. The private keys are encrypted at rest, and stored in a non-exportable format. All system-to-system authentication and authorization is enforced to ensure that unauthorized services are blocked from accessing resources supporting wallet operations.

Verifying Existence of Bitcoins

The Bitcoin Custodian issues Systems and Organizational Control (“SOC”) reports for Coinbase Prime, to verify the existence of digital assets among other objectives. It ensures controls are designed and operating effectively, providing reasonable assurance that customer digital asset positions held in Custody and Prime Broker are authorized, executed, and accurately and completely recorded.

Moving Assets from Cold Storage

To summarize, any movement of funds initiated by the Bitcoin Custodian on behalf of its customers adhere to the cold storage principles described above, which are inclusive of cryptographic consensus enforcement and segregation of duties between personnel among other security features.

Moving Assets into Cold Storage

Coinbase Prime supports transfer of funds between a client’s Prime Trading Balance and Prime Custody Vault. This process requires a user to comply with the account’s configured Transfer Policy which governs the approval requirements to be met before a transfer can be processed. The transfer is considered processed when it receives the appropriate blockchain confirmations.

Specifically, the transaction would be broadcasted from the Prime Trading Balance wallet environment and received by a specific Prime Custody Vault wallet. Moving assets from the Prime Trading balance to Prime Custody Vault can be initiated by the client via the Prime platform UI/API and must comply with client configured Transfer Policies.

Insurance of the Bitcoin Custodian

The Bitcoin Custodian purchases commercial crime and cyber coverage with comprehensive coverage terms and conditions. This insurance program, which has continuously run since 2013, provides the Bitcoin Custodian and its clients with some of the broadest and deepest insurance coverage in the digital asset industry.

The Commercial Crime insurance program covers both cold and hot storage assets held by Coinbase Global, Inc. (“Coinbase Global”) and all its subsidiaries, including Coinbase Custody Trust Company, LLC (“Coinbase Custody”) and Coinbase, Inc. (collectively, “Coinbase”). Assets held within Coinbase Custody are secured within Coinbase’s cold storage environment.

The Trust notes supplementally that the Bitcoin Custodian has informed the Trust that its cyber insurance policy coverage includes:

Commercial Crime Insurance: $320 million

•

Coverage for the Coinbase Commercial Crime policy is designed to be comprehensive, and includes losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

•	Covers asset theft from hot and cold Storage.

•	Coverage purchased to protect Coinbase’s digital assets and Coinbase Global customers including Coinbase Prime, Exchange, and Custody clients.

•

Coinbase currently maintains an annually renewed Commercial Crime policy that provides an insurance coverage limit of $320M (per-incident and overall), with Coinbase Global as the named insured. This coverage limit is reviewed annually based on Coinbase’s needs and the availability of policies.

•	The policy has a single reinstatement clause that, in the event of a hot storage claim, would reinstate the policy as cold storage only.

•	Coinbase Global has a deductible of $2.5M.

•	The first $235M in limits include a co-insurance structure via Coinbase’s captive insurance entity ($9.5M).

•	The captive retains $85M in excess of $235M.

•	Renewed annually and insurance amounts are subject to review and amendment.

Coverage for the Coinbase Commercial Crime policy is designed to be comprehensive, and includes losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

Cyber Insurance: $6 million

•

Covers loss of income and data recovery due to security failure causing business interruption, 3rd Party liability arising from theft or loss of non-public information, computer forensic costs, incident response legal fees, notification costs and privacy claims by Regulators.

•	Coinbase Global is the named insured.

•	Covers business interruption, liability arising from theft of 3rd Party data, forensic costs, incident response legal fees, and privacy claims by Regulators.

•	Renewed annually and insurance amounts are subject to review and amendment.

The following policy exclusions apply:

•

The Coinbase Commercial Crime policy has a standard “officers and directors” exclusion that carves out coverage for fraud perpetrated by members of the board or corporate officers under certain circumstances.

•

Other exclusions include, among others, catastrophic breakdowns of a cryptocurrency or protocol; terrorism; and force majeure, such as acts of people (war, riots, and more) or nature (storm, flood, and more).

•	The policy does not cover losses due to unauthorized access to client accounts (e.g., client’s failure to protect login credentials and devices).

The Sponsor will continuously evaluate the Bitcoin Custodian’s performance and operations by engaging in regular communications and scheduled meetings to ensure that the Bitcoin Custodian operates consistent with the standards set forth in the Bitcoin Custodian Agreement and the Bitcoin Custodian’s policies and procedures.

34.

Staff Comment: We note that the Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in cold storage, with any remainder of the Vault Balance held as a Hot Vault Balance. Please disclose how the Bitcoin Custodian will determine what portion of the Trust’s bitcoin will be held in cold storage. Please also revise to describe what you mean by “similarly secure technology.”

Response: The Trust’s bitcoin will be held in the Prime Custody Vault unless it is being used when the Trust’s bitcoin is being processed in connection with creation or redemption transactions or is being sold. The Trust has revised the Registration Statement to reflect the following information from the Bitcoin Custodian.

The Trust will instruct the Bitcoin Custodian via transfer requests on any movement of assets. All private keys custodied by the Bitcoin Custodian will be held for the Trust in cold storage.

Regarding “similarly secure technology,” for both the Prime Trading Balance and Prime Custody Vault, the Bitcoin Custodian has robust security requirements enforced to mitigate the risk of single points of compromise and ensure Coinbase customer funds are safe, as described in the response to Comment #33.

The following paragraphs relate specifically to the Bitcoin Custodian’s overall Prime Custody Vault and not specifically to the assets of the Trust held by the Bitcoin Custodian:

All assets held within Prime Custody Vault are kept in a cold storage environment where the wallet private key material remains offline.

Within the Prime Trading Balance of Coinbase Prime, the Bitcoin Custodian keeps the majority of assets in cold storage to maximize security and manages the percentage of assets kept in hot wallets to facilitate rapid withdrawals. The percentage of assets maintained in cold versus hot storage is determined by ongoing risk analysis and market dynamics. Factors that impact rebalancing include client and market activity. The Bitcoin Custodian seeks to ensure client liquidity needs are balanced with optimizing assets in the most secure storage possible for those needs. As the rebalancing model can be flexible to meet the factors described above, the Bitcoin Custodian is unable to share the exact percentage of assets it stores in cold vs hot storage. However, the Bitcoin Custodian can share that the vast majority of assets are held in cold storage.

35.

Staff Comment: We note that the Bitcoin Custodian receives bitcoin from and transfers bitcoin to Authorized Participants in connection with creations and redemptions. Please disclose how and when the Bitcoin Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives from Authorized Participants to cold storage.

Response: The Trust expects that creation and redemption transactions initially will take place in cash, but in the future, the Trust may permit or require creation and redemption transactions to take place in kind. As noted above, the Trust’s bitcoin will be held in the Prime Custody Vault unless it is being used when the Trust’s bitcoin is being processed in connection with creation or redemption transactions or is being sold. The Registration Statement has been revised to include the following disclosure, which reflects information from the Bitcoin Custodian:

The process for an in-kind creation order (if and when permitted) begins when the order is placed on the transaction date (“T”). The Sponsor approves the order on T and communicates the approval to the Bitcoin Custodian and Transfer Agent. The bitcoin is delivered from the Authorized Participant to the Bitcoin Custodian on T+1. Upon receipt of the bitcoin, the Transfer Agent is instructed to release Shares to the Authorized Participant. The bitcoin is then held in cold storage.

The process for a redemption order begins when the order is placed on T. The Sponsor approves the order on T and communicates the approval to the Bitcoin Custodian and Transfer Agent. Upon receipt of the Shares by the Transfer Agent on T+1, the Bitcoin Custodian transfers the bitcoin from cold storage to the Trust’s hot wallet and then directly to the Authorized Participant’s wallet.

36.

Staff Comment: We note that “[t]he Bitcoin Custodian has also agreed in the Custody Agreement that it will not, directly or indirectly, lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin, and that the Trust’s bitcoin assets are not treated as general assets of the Bitcoin Custodian but are instead considered custodial assets that remain the Trust’s property.” Please revise to confirm, if true, that the Trust’s assets will never be loaned, pledged or hypothecated by the Trust, Sponsor, Bitcoin Custodian, or otherwise.

Response: Pre-Effective Amendment No. 3 has been revised to confirm that, consistent with the terms of the Bitcoin Custody Agreement, the Trust’s assets will never be loaned, pledged or hypothecated by the Trust, the Sponsor, the Bitcoin Custodian or otherwise.

37.

Staff Comment: You state that the Bitcoin Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million. Please revise to disclose whether or not your agreement with the Bitcoin Custodian limits the size of each storage address to $100 million.

Response: There is no limit in the Bitcoin Custody Agreement on the number of wallets (i.e., cold storage addresses) that Trust can maintain. The Sponsor confirms that the Bitcoin Custodian does not limit the size of each storage address to $100 million in the Bitcoin Custody Agreement; however, it does limit this from an operational perspective because its maximum liability per wallet is $100 million. The liability amount is included in the Bitcoin Custody Agreement.

38.

Staff Comment: You disclose here that Coinbase may provide prime broker services, including bitcoin trade execution, from time to time as requested by the Sponsor, through Connected Trading Venues. Please identify the Connected Trading Venues. Please also reconcile this with the disclosure elsewhere that you have entered into an agreement with the Execution Agent to sell bitcoin through Connected Trading Venues. In addition, please disclose any risks or conflicts of interest that may exist in connection with how Coinbase or the Execution Agent arranges for the sale of the Trust’s bitcoin.

Response: The Trust has revised the Registration Statement to include the following disclosure, reflecting information from the Bitcoin Custodian:

Orders to sell bitcoin on behalf of the Trust may be executed by the Prime Broker at venues that have been approved in accordance with the Prime Broker’s due diligence and risk assessment process. Due diligence includes reviews conducted by the legal, compliance, security, privacy and finance/credit-risk teams for every trading venue that Coinbase’s Prime’s multi-venue execution capability connects to, helping ensure that the Prime

Broker only partners with secure and compliant liquidity partners. The Bitcoin Custodian also adheres to a maximum amount of assets that can ever be held on a venue, which is unique for each venue based on the Prime Broker’s venue diligence and continually refreshed.

As of the date of this Prospectus, Coinbase Prime’s multi-venue execution capability connects with eight (8) venues in total: Coinbase Exchange, Bitstamp, LMAX, Kraken, and four non-bank market makers that it is unable to name due to confidentiality restrictions.

Coinbase Prime may execute orders as an agent on behalf of the Trust. Coinbase Prime does not operate a dealer and does not trade against its clients–all orders are routed to the venues listed above based on a variety of routing criteria, including pricing, liquidity and depth of order book.

The Trust notes supplementally that, consistent with the disclosure in response to Comment 6, the Execution Agent intends to transact over-the-counter with known counterparties and not through Connected Trading Vehicles.

Plan of Distribution

Authorized Participants, page 60

39.	Staff Comment: Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Response: The Trust confirms that this information will be provided at the time of effectiveness of the registration statement, but the Authorized Participants have not yet been identified.

Selling Shareholders, page 61

40.	Staff Comment: Please identify the seed investors that are known at the time of effectiveness of the registration statement.

Response: The Trust confirms that this information will be provided at the time of effectiveness of the registration statement, but the seed investors have not yet been identified.

Creation and Redemption of Shares, page 62

41.	Staff Comment: We note your response to Comment 11 of the October 12 Letter and re-issue in part. Please revise to disclose:

•	Whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian;

•

The specifics of how an Authorized Participant will “facilitate the deposit of bitcoin with the Bitcoin Custodian,” including the various steps necessary to transfer the bitcoin to its ultimate storage location;

•	Whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin;

•	Why and under what circumstances the Authorized Participants will utilize agents to transfer the bitcoin to the Bitcoin Custodian; and

•	Whether and to what extent transactions between the Authorized Participants and the Bitcoin Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: The Trust’s Registration Statement has been revised to add the following disclosure, reflecting information from the Bitcoin Custodian:

Authorized Participants are required to maintain an account with the Bitcoin Custodian in order to execute certain in-kind transactions. An Authorized Participant will facilitate the deposit of bitcoin with the Bitcoin Custodian by initiating a transfer of bitcoin to the Trust’s account with the Bitcoin Custodian. If an Authorized Participant maintains an account with the Bitcoin Custodian, it can transfer funds from its account off-chain to the Trust’s account.

The transfer process requires the Authorized Participant to identify (1) a valid destination (the Trust’s account information) and (2) a valid asset and amount.

If the Authorized Participant is instructing from an account with Coinbase, these transfer requests would also adhere to the Authorized Participant’s configured Transfer Policies.

Once transferred to the Trust, the Trust will transfer the bitcoin from the Prime Trading Balance environment to the Prime Custody Vault environment, where the assets are then held until further instruction from the Sponsor.

The Authorized Participants will utilize agents to transfer bitcoin to the Bitcoin Custodian in the event of cash creations, which will require an agent to place an order for the Shares and the cash will be deployed in order to obtain bitcoin. Creations and redemptions may be “off-chain” transactions that are represented in the books and records of the Prime Broker or on “on-chain” transactions reflected in the Trust’s Vault Account.

Determination of Required Deposits, page 63

42.	Staff Comment: Please revise to disclose how the quantity of bitcoin required to create the initial Creation Basket is determined.

Response: The Trust has revised its disclosures to clarify how the quantity of bitcoin required to create the initial Creation Basket is determined. The Administrator determines the Creation Basket Deposit for a given day by multiplying the NAV per share by the number of shares in a creation unit (5,000) divided by the price of bitcoin at 4:00 p.m. ET as determined by the Benchmark.

Suspension or Rejection of Redemption Orders, page 65

43.

Staff Comment: Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response: With respect to providing notice that the Trust has suspended creations and redemptions, the Registration Statement has been amended to disclose that the Trust commits to providing timely notice to investors and market participants through some combination of press release, website disclosure, 8-K filing or registration statement supplement, in addition to any notice to the listing exchange required under applicable listing rules.

Under the “Risks Related to the Trust and the Shares” section, the Trust has disclosed that:

Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. Suspension of creation privileges may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

Voting by Shareholders; Management, page 71

44.

Staff Comment: Please revise your disclosure to include the information required by Item 202 of Regulation S-K, including the liquidation rights of the Shareholders. Please disclose in the prospectus summary section the extent to which Shareholders do not have voting rights.

Response: The Trust has revised the Registration Statement to incorporate the following disclosures regarding liquidation rights and voting rights of Shareholders:

Liquidation and Voting Rights

Under the Trust’s Declaration of Trust, Shareholders have no voting rights except in limited circumstances. The Sponsor will act to terminate the Trust upon the agreement of Shareholders owning at least seventy-five (75) percent of the outstanding Shares.

Consistent with the Declaration of Trust, upon dissolution of the Trust, the Trustee will wind up the business and affairs of the Trust and direct the Execution Agent to sell all the bitcoin remaining in the Trust in an orderly manner. Following the liquidation of the Trust’s bitcoin, any remaining outstanding Shares will be redeemed for cash and distributed to Shareholders in accordance with the provisions of Declaration of Trust.

Governing Law; Consent to Delaware Jurisdiction, page 74

45.

Staff Comment: We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Pre-Effective Amendment No. 3 includes the following changes to the disclosure:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Trust.

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike

Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC
Adam Henkel, Invesco Capital Management LLC
Will McAllister, Invesco Capital Management LLC
Michael Murphy, Invesco Capital Management LLC
Brian D. McCabe, Ropes & Gray LLP
Edward Baer, Ropes & Gray LLP